July 18, 2016
Via EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orion Engineered Carbons S.A.
Form 20-F for the Year Ended December 31, 2015
Filed March 4, 2016
File No. 1-36563

Dear Mr. O’Brien:
Thank you for your letter dated July 5, 2016. Set forth below are the responses of Orion Engineered Carbons S.A. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter with respect to the Company’s annual report on Form 20-F referenced above (the “Form 20-F”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All references to page numbers and captions correspond to the Form 20-F, unless otherwise specified.

Reconciliation of Non-IFRS Financial Measures, page 42

1.
You adjust for items referred to as other non-operating in your determination of Adjusted EBITDA. Based on the description provided in Note 4, please help us better understand how you determined it was appropriate to characterize these as non-operating and correspondingly why these items have less bearing on your underlying business performance as indicated on page 43. In a similar manner, please address your adjustment for consulting fees related to the Orion strategy.

Response:
The Company believes that each of the items described in Note 4 on page 42 of the Form 20-F has less bearing on the performance of its underlying core business and therefore represents an appropriate adjustment used by the Company to arrive at Adjusted EBITDA. In particular,

(a)
the costs related to the EPA enforcement action were legal costs and costs for the installation of emission removal technologies on a trial basis, to assist the Company in evaluating whether these may or may not present an acceptable emission removal option for the Company to meet the demands imposed by the EPA in this industry-wide enforcement initiative. The results of this trial will support the Company’s consideration whether to pursue a settlement of the EPA enforcement action or proceed to litigation. These technologies were not implemented on a Company-wide basis and their evaluation does not affect the Company’s current operations. In contrast, costs of any remediation measures implemented as part of the ongoing operations of the Company’s U.S. plants in connection with any resolution of the EPA action, would affect the Company’s underlying performance and would not be excluded from its Adjusted EBITDA;

(b)
the initial implementation of Sarbanes-Oxley procedures occurred as a result of the initial public offering by the Company, which was an event outside the ordinary course of the Company’s business. Accordingly, the Company believes that these initial set-up costs should be treated separately and apart from the results of the Company’s ongoing operations;

(c)
the post-acquisition costs related to the acquisition of OECQ, and the real estate transfer tax reassessment related to the 2011 acquisition resulting in the establishment of the Orion group, were both events outside the ordinary course of the Company’s ongoing business and therefore, the Company believes, the adjustments made with respect to these events were appropriate. The OECQ-related costs arose in connection with the disruption of a key distributor working relationship during the post-acquisition integration phase, following non-payment by the distributor of amounts owed to OECQ for products sold immediately after the change in ownership, which the Company believes was prompted by the increase in its ownership of OECQ to 100% and the elimination of the Chinese government’s indirect investment in OECQ. The real estate transfer tax reassessment by the German tax authorities occurred in 2015, but related to the acquisition of Evonik Industries AG’s carbon black business line in 2011. The

Company has appealed the reassessment, but elected to pay the required amount to avoid the imposition of fines and interest should it not prevail on appeal. Should the Company prevail on appeal, the Company expects to deduct the amount then reimbursed to it by the German tax authorities with respect to this reassessment in the determination of Adjusted EBITDA for the applicable period.

The consulting fees referred to in the Staff’s comment relate to Orion’s strategy review and include fees for a review of the Company’s business structure. This included the evaluation of potential M&A transactions resulting in the acquisition of OECQ, and identifying management candidates to support and implement the newly developed strategies.
The Company’s assessment of the above items as being unrelated to the underlying performance of its core business also corresponds with the definition of “Consolidated Adjusted EBITDA” in the Credit Agreement, dated as of July 25, 2014 (the “Credit Agreement”), among the Company, certain of its subsidiaries, the lenders named therein and Goldman Sachs Bank USA as administrative agent. Although management uses Adjusted EBITDA to evaluate performance, this definition in the Credit Agreement, which the Company believes permits the adjustments discussed above, reflects the understanding of lenders to the Company that certain items likely do not bear on the performance of the Company’s core business.
Notwithstanding the forgoing, the Company respectfully advises the Staff that in its future filings with the Commission, it intends to refer to adjustments for items that do not bear on the operating performance of the Company’s core business as “Other adjustments”, rather than as a separate category titled “Other non operating” in order to better distinguish these items from EBIT, which is the Company’s IFRS measure of operating results.

2.
On page F-25, you describe the adjustments made to arrive at Adjusted EBITDA as “non-recurring” and “one-off.” Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Refer also Question 102.03 of our Compliance and Disclosure Interpretations. Please tell us how you intend to address.

Response:
The Company respectfully notes that the references to Adjusted EBITDA on page F-25 of the Form 20-F were made in the Note discussing segment operations in accordance with IAS 8.23. Pursuant to IFRS, the Company is required to disclose a measure of profit or loss for each of its reportable segments. Adjusted EBITDA, as defined in the Credit Agreement, is used by the Chief Operating Decision Maker to evaluate segment performance, and is therefore disclosed as the measure of profit or loss for these segments. Accordingly, the Company believes that Adjusted EBITDA, used as its measure of performance for segment operations, is not a non-IFRS measure pursuant to Item 10(e) of Regulation S-K (as clarified by the note to paragraph (e) with respect to foreign private issuers). As a result, the Company believes that Question 102.03 of the Staff’s Compliance and Disclosure Interpretations issued on May 17, 2016 is not applicable to the segment note disclosure on page F-25. Nevertheless, the Company intends to revise the segment note to its future financial statements to ensure consistency with the discussion of Adjusted EBITDA in other sections of the Company’s filings with the Commission. (The discussion of Adjusted EBITDA elsewhere in the Form 20-F - i.e., outside the financial statements - does not describe the adjustments as “non-recurring” or “one-off”.)
Financial Statements

Notes to Financial Statements

Note 8.9 - Other Provisions, page F-41

3.
On page 65, you discuss legal proceedings and note that some matters involve claims for large amounts of damages as well as other relief. The results of the proceedings referenced, which include the EPA Action, may be material to your operating results and cash flow for any particular period when the relevant costs are incurred. Given that the only matter specifically discussed in your contingent liability disclosures is the EPA Action, please tell us what consideration you gave to providing the disclosures called for by IAS 37.86 in regard to the other matters noted. We also remind you that IAS 37.88 states that disclosures should link provisions recorded with the specific contingent liability. Please advise or revise your disclosures as necessary.

Response:
The Company advises the Staff that it has considered the proceedings referred to on page 65 of the Form 20-F and determined that these proceedings, other than the EPA enforcement action, did not meet the requirements for individualized disclosure in the Form 20-F. Further, the Company concluded that the possibility of any outflow in settlement of these proceedings was remote. Accordingly, the Company determined that - with the exception of the EPA enforcement action as discussed in note 10.5 to the financial statements - no disclosure of other contingent liabilities with respect to these proceedings was warranted in accordance with IAS 37.86.
The Company acknowledges the Staff’s comment with respect to IAS 37.88 and notes that none of the provisions set forth in note 8.9 to the financial statements arises from the same set of circumstances as any contingent liability. In particular, the Company notes that that the provision in the amount of €1.7 million for “environmental protection measures” does not relate to the EPA enforcement action, but rather to provisions required by certain existing agreements, laws and other requirements primarily for soil treatment, water protection, landfill restoration and soil decontamination. Further, the amount of €9.8 million of “other provisions” set forth in note 8.9 does not relate to any legal proceedings or other items that are contingent in nature.
* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or under the federal securities laws of the United States.

If you would like to discuss any aspect of this letter or the Form 20-F, please contact me at charles.herlinger@orioncarbons.com or David B. Harms of Sullivan & Cromwell LLP at (212) 558-3882 or harmsd@sullcrom.com.

Very truly yours,

/s/ Charles Herlinger

Charles Herlinger
Chief Financial Officer

cc:	Nudrat Salik
(Securities and Exchange Commission)

Jack Clem
(Orion Engineered Carbons S.A.)

David B. Harms
(Sullivan & Cromwell LLP)